UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                 SCHEDULE 13E-3

                        RULE 13e-3 TRANSACTION STATEMENT
        (Pursuant to Section 13(e) of the Securities Exchange Act of 1934
                           and Rule 13e-3 thereunder)

                                (Amendment No.__)

                              --------------------

                          FOODARAMA SUPERMARKETS, INC.
                                (Name of Issuer)

                              --------------------

                              SAKER HOLDINGS CORP.
                                 JOSEPH J. SAKER
                                RICHARD J. SAKER
                              JOSEPH J. SAKER, JR.
                                 THOMAS A. SAKER
                 JOSEPH SAKER FAMILY PARTNERSHIP, L.P.
                      (Name of Person(s) Filing Statement)

                              --------------------

                     Common Stock, par value $1.00 per share
                         (Title of Class of Securities)

                                    344820105
                      (CUSIP Number of Class of Securities)

                                 Michael Shapiro
                             Chief Financial Officer
                                 922 Highway 33
                               Building 6, Suite l
                           Freehold, New Jersey 07728
                                 (732) 294-2270
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and
            Communications on Behalf of the Persons Filing Statement)

                                 With a Copy to:
                              John A. Aiello, Esq.
                        Giordano, Halleran & Ciesla, P.C.
                               125 Half Mile Road
                                  P.O. Box 190
                          Middletown, New Jersey 07748
                                 (732) 741-3900

This statement is filed in connection with (check the appropriate box):

a.    |_|   The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the
            Securities Exchange Act of 1934.

b.    |_|   The filing of a registration statement under the Securities Act of
            1933.

c.    |X|   A tender offer.

d.    |_|   None of the above.

      Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |_|

      Check the following box if the filing is a final amendment reporting the results of the transaction: |_|

                            CALCULATION OF FILING FEE

Transaction Valuation (1)                    Amount of Filing Fee (2)
---------------------                        --------------------
$27,303,745                                  $2,922

(1) Estimated for purposes of calculating filing fee only. This calculation assumes the purchase of 511,165 shares of common stock of Foodarama Supermarkets, Inc. at the tender offer price of $53 per share of common stock. The transaction value also takes into account 4,000 stock options outstanding not held by the filing persons listed above.

(2) The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for fiscal year 2006 issued by the Securities and Exchange Commission, equals $107.00 per million of transaction value, or $2,922.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: $2,922

      Form or Registration No.: Schedule TO

      Filing Party: Saker Holdings Corp.
                    Richard J. Saker
                    Purchaser Group

      Date Filed: May 9, 2006

                                  INTRODUCTION

      This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed in connection with a "going private" transaction which will result in Foodarama Supermarkets, Inc. ("Foodarama") ceasing to be a publicly traded company.

      Saker Holdings Corp. (the "Purchaser"), a Delaware corporation formed by a purchaser group consisting of Richard J. Saker, President and Chief Executive Officer of Foodarama, Joseph J. Saker, Chairman of Foodarama, Joseph J. Saker, Jr., Senior Vice President - Marketing and Advertising and Secretary of Foodarama, Thomas A. Saker, Vice President of Store Operations of Foodarama, Joseph Saker Family Partnership, L.P. and four other members of the family of Joseph J. Saker (collectively, the "Purchaser Group"), has announced its intention to make an offer (the "Tender Offer") to purchase all of the outstanding shares of Foodarama common stock, $1.00 par value per share (the "Shares"), not currently owned by the Purchaser Group, at a price of $53 per Share, in cash. The Tender Offer is subject to the terms and conditions set forth in the Offer to Purchase (the "Offer to Purchase"), which is attached as Exhibit (a)(1)(i) to Amendment No. 1 to Schedule TO being filed concurrently herewith by the Purchaser and the Purchaser Group.

      This Schedule 13E-3 is being filed by the Purchaser and certain members of the Purchaser Group. The information set forth in the Offer to Purchase, including all appendices thereto, is expressly incorporated by reference into this Schedule 13E-3 in its entirety, and responses to each item in this Schedule 13E-3 are qualified in their entirety by the provisions of the Offer to Purchase.

      Reference is made to Amendment No. 1 to Tender Offer Statement on Schedule TO being filed with the Securities and Exchange Commission concurrently herewith by the Purchaser and the Purchaser Group (the "Schedule TO").

Item 1. Summary Term Sheet.

      The information set forth in the Offer to Purchase in the sections captioned "Summary Term Sheet" and "Questions and Answers About the Tender Offer" is incorporated herein by reference.

Item 2. Subject Company Information.

      (a) Name and Address.

      The name of the subject company is Foodarama Supermarkets, Inc., a New Jersey corporation, with principal executive offices located at 922 Highway 33, Building 6, Suite 1, Freehold, New Jersey 07728. The telephone number of the principal executive offices of Foodarama is (732) 462-4700.

      The information set forth in the Offer to Purchase in the section captioned "The Offer - Section 7, Certain Information Concerning the Company," is incorporated herein by reference.

      (b) Securities.

      This Schedule 13E-3 relates to Foodarama's common stock, par value $1.00 per share. As of May 31, 2006, there were 988,867 shares of common stock issued and outstanding.

      (c) Trading Market and Price.

      The information set forth in the Offer to Purchase in the section captioned "The Offer - Section 6, Price Range of Shares; Dividends; Ownership of and Transactions in Shares" is incorporated herein by reference. is incorporated herein by reference.

      (d) Dividends.

      The information set forth in the Offer to Purchase in the sections captioned "The Offer - Section 6, Price and Range of Shares; Dividends; Ownership of and Transactions in Shares; Section 7, Certain Information Concerning the Company" is incorporated herein by reference.

      (e) Prior Public Offerings.

      Not applicable.

      (f) Prior Stock Purchases.

      The information set forth in the Offer to Purchase in the sections captioned "The Offer - Section 6, Price Range of Shares; Dividends; Ownership of and Transactions in Shares; Section 8, Certain Information Concerning Purchaser and the Purchaser Group" is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

      (a) Name and Address.

      This Schedule TO is being filed by the Purchaser and certain members of the Purchaser Group named herein. Foodarama is the subject company. As stated in
Item 2 above, the principal executive offices of Foodarama are located at 922 Highway 33, Building 6, Suite 1, Freehold, New Jersey 07728, and the business telephone number of the principal executive offices of Foodarama is (732) 462-4700.

      The information set forth in the Offer to Purchase in the sections captioned "Summary Term Sheet" and "The Offer - Section 8, Certain Information Concerning Purchaser and the Purchaser Group" is incorporated herein by reference.

      (b) Business and Background of Entities.

      The information set forth in the Offer to Purchase the section captioned "The Offer - Section 8, Certain Information Concerning Purchaser and the Purchaser Group" is incorporated herein by reference.

      (c) Business and Background of Natural Persons.

      The information set forth in the Offer to Purchase in the section captioned "The Offer - Section 8, Certain Information Concerning Purchaser and the Purchaser Group" is incorporated herein by reference.

Item 4. Terms of the Transaction.

      (a) Material Terms.

      The information set forth in the Offer to Purchase in the sections captioned "Summary Term Sheet," "Questions and Answers About the Tender Offer," "Introduction," "Special Factors - Section 2, Purpose and Structure of the Offer; the Share Exchange and the Merger; Effect of Wakefern Agreement; Reasons for the Offer, the Shares Exchange and the Merger; Alternatives Considered; Tender Offer and Support Agreement" and "The Offer - Section 1, Terms of the Offer; Section 2, Acceptance for Payment and Payment for Shares; Section 3, Procedures for Tendering Shares; Section 4, Rights of Withdrawal; Section 5, Material Federal Income Tax Consequences of the Offer, the Share Exchange and the Merger; Section 9, Share Exchange and Merger, Appraisal Rights, Rule 13e-3;
Section 14, Certain Effects of the Offer, Share Exchange and the Merger" is incorporated herein by reference.

      (c) Different Terms.

      None.

      (d) Appraisal Rights.

      The information set forth in the Offer to Purchase in the section captioned "The Offer - Section 9, Share Exchange and Merger, Appraisal Rights, Rule 13e-3" and Schedule A thereto is incorporated herein by reference.

      (e) Provisions for Unaffiliated Security Holders.

      None.

      (f) Eligibility for Listing or Trading.

      Not applicable.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

      (a) Transactions.

      The  information  set  forth in the  Offer  to  Purchase  in the  sections captioned "Special Factors - Section 1, Background of the Offer; Section 2, Purpose and Structure of the Offer; the Share Exchange and the Merger; Effect of Wakefern Agreement; Reasons for the Offer, the Shares Exchange and the Merger; Alternatives Considered; Tender Offer and Support Agreement; Section 8, Conflicts of Interest" and "The Offer - Section 8, Certain Information
Concerning Purchaser and the Purchaser Group" is incorporated herein by reference.

      (b) Significant Corporate Events.

      The information set forth in the Offer to Purchase in the sections captioned "Summary Term Sheet," "Questions and Answers About the Tender Offer," "Special Factors - Section 1, Background of the Offer; Section 2, Purpose and Structure of the Offer; the Share Exchange and the Merger; Effect of Wakefern Agreement; Reasons for the Offer, the Shares Exchange and the Merger; Alternatives Considered; Tender Offer and Support Agreement; Section 3, Tender Offer and Support Agreement; Section 8, Conflicts of Interest" and "The Offer -
Section 8, Certain Information Concerning Purchaser and the Purchaser Group" is incorporated herein by reference.

      (c) and (e) Negotiations or Contracts; Agreements Involving the Subject Company's Securities.

      The information set forth in the Offer to Purchase in the sections captioned "Summary Term Sheet," "Questions and Answers About the Tender Offer," "Special Factors - Section 1, Background of the Offer; Section 2, Purpose and Structure of the Offer; the Share Exchange and the Merger; Effect of Wakefern Agreement; Reasons for the Offer, the Shares Exchange and the Merger; Alternatives Considered; Tender Offer and Support Agreement; Section 3, Tender Offer and Support Agreement; Section 8, Conflicts of Interest" and "The Offer -
Section 8, Certain Information Concerning Purchaser and the Purchaser Group" is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans of Proposals.

      (b) Use of Securities Acquired.

      The information set forth in the Offer to Purchase in the sections captioned "Summary Term Sheet," "Questions and Answers About the Tender Offer," "Introduction," "Special Factors - Section 2, Purpose and Structure of the Offer; the Share Exchange and the Merger; Effect of Wakefern Agreement; Reasons for the Offer, the Shares Exchange and the Merger; Alternatives Considered; Tender Offer and Support Agreement; Section 7, Purchaser's Plans for the Company," "The Offer - Section 9, Share Exchange and Merger; Appraisal Rights; Rule 13e-3; Section 14 - Certain Effects of the Offer, Share Exchange and the Merger" is incorporated herein by reference.

      (c) Plans.

      (1) - (8) The information set forth in the Offer to Purchase in the sections captioned "Summary Term Sheet," "Questions and Answers About the Tender Offer," "Special Factors - Section 2, Purpose and Structure of the Offer; the Share Exchange and the Merger; Effect of Wakefern Agreement; Reasons for the Offer, the Shares Exchange and the Merger; Alternatives Considered; Tender Offer and Support Agreement, Section 7, Purchaser's Plans for the Company; Section 9, Conduct of the Company's Business if the Offer is not Completed," and "The Offer
- Section 9, Share Exchange and Merger, Appraisal Rights, Rule 13e-3; Section 12, Dividends and Distributions; Section 14, Certain Effects of the Offer, Share Exchange and the Merger" is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

      (a) - (c) Purposes; Alternatives; Reasons.

      The information set forth in the Offer to Purchase in the sections captioned "Summary Term Sheet," "Questions and Answers About the Tender Offer," "Introduction" and "Special Factors - Section 1, Background of the Offer;
Section 2, Purpose and Structure of the Offer; the Share Exchange and the Merger; Effect of Wakefern Agreement; Reasons for the Offer, the Shares Exchange and the Merger; Alternatives Considered; Tender Offer and Support Agreement;
Section 6, Position of Purchase and the Purchaser Group Regarding the Fairness of the Offer and the Merger" is incorporated herein by reference.

      (d) Effects.

      The information set forth in the Offer to Purchase in the sections captioned "Introduction," "Summary Term Sheet," "Questions and Answers About the Tender Offer," "Special Factors - Section 7, Purchaser's Plans for the Company," and "The Offer - Section 5, Material Federal Income Tax Consequences of the Offer, the Share Exchange and the Merger; Section 9, Share Exchange and Merger; Appraisal Rights, Rule 13e-3; Section 14 - Certain Effects of the Offer, the Share Exchange and the Merger" is incorporated herein by reference

Item 8. Fairness of the Transaction.

      (a), (b), (d) and (e) Fairness; Factors Considered in Determining Fairness; Unaffiliated Representative; Approval of Directors.

      The information set forth in the Offer to Purchase in the sections captioned "Summary Term Sheet," "Questions and Answers About the Tender Offer," "Introduction," "Special Factors - Section 1, Background of the Offer; Section 4, Recommendation of the Special Committee; Fairness of the Offer and the Merger; Section 5, Opinion of Financial Advisor to the Special Committee;
Section 6, Position of the Purchaser Group Regarding Fairness of the Offer and the Merger; Section 7 - Certain Information Concerning the Company," and "The Offer - Section 11 - Certain Conditions of the Offer" is incorporated herein by reference.

      (c) Approval of Security Holders.

      The information set forth in the Offer to Purchase in the sections captioned "Summary Term Sheet," "Questions and Answers About the Tender Offer," and "The Offer - Section 11 - Certain Conditions of the Offer" is incorporated herein by reference.

      (f) Other Offers.

      Not applicable.

Item 9. Reports, Opinions, Appraisals and Certain Negotiations.

      (a) - (c) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents.

      The information set forth in the Offer to Purchase in the sections captioned "Summary Term Sheet," "Questions and Answers About the Tender Offer," "Introduction," "Special Factors - Section 1, Background of the Offer; Section 4, Recommendation of the Special Committee; Fairness of the Offer and the Merger; Section 5, Opinion of Financial Advisor to the Special Committee;
Section 6, Position of the Purchaser and the Purchaser Group Regarding the Fairness of the Offer and the Merger" and "The Offer - Section 7, Certain Information Concerning the Company" is incorporated herein by reference.

Item 10. Sources and Amounts of Funds or Other Consideration.

      (a), (b) and (d) Source of Funds; Conditions; Borrowed Funds.

      The information set forth in the Offer to Purchase in the sections captioned "Summary Term Sheet," "Questions and Answers About the Tender Offer," "Introduction," "Special Factors - Section 1, Background of the Offer," and "The Offer - Section 10, Source and Amount of Funds" is incorporated herein by reference.

      (c) Expenses.

      The information set forth in the Offer to Purchase in the section captioned "The Offer - Section 15, Fees and Expenses" is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company.

      (a) and (b) Securities Ownership; Securities Transactions.

      The information set forth in the Offer to Purchase in the sections captioned "Special Factors - Section 8, Conflicts of Interest," "The Offer -
Section 6, Price Range of Shares; Dividends; Ownership of and Transactions in Shares; Section 8, Certain Information Concerning Purchaser and the Purchaser Group" is incorporated herein by reference.

Item 12. The Solicitation or Recommendation.

      (d) and (e) Intent to Tender or Vote in a Going-Private Transaction; Recommendations of Others.

      The information set forth in the Offer to Purchase in the sections captioned "Summary Term Sheet," "Questions and Answers About the Tender Offer," "Introduction," "Special Factors - Section 1, Background of the Offer; Section 2, Purpose and Structure of the Offer; the Share Exchange and the Merger; Effect of Wakefern Agreement; Reasons for the Offer, the Shares Exchange and the Merger; Alternatives Considered; Tender Offer and Support Agreement, Section 3, Tender Offer and Support Agreement; Section 4, Recommendation of the Special Committee; Fairness of the Offer and the Merger; Section 6, Position of
Purchaser and the Purchaser Group Regarding the Fairness of the Offer and the Merger," and "The Offer - Section 7 - Certain Information Concerning the Company" is incorporated herein by reference.

Item 13. Financial Statements.

      (a) Financial Information.

      The following financial information concerning Foodarama is incorporated herein by reference: (i) the consolidated financial statements and notes thereto appearing on pages F-2 to F-42 of Foodarama's Annual Report on Form 10-K, as amended, for the year ended October 29, 2005, filed with the SEC on January 27, 2006; and (ii) the information set forth in Part I, Item 1 beginning on page 2 of Foodarama's Quarterly Report on Form 10-Q for the period ended January 28, 2006, filed with the SEC on March 14, 2006, is also incorporated herein by reference. These reports of Foodarama may be viewed on the SEC's website at www.sec.gov. Copies of these reports and other documents may also be inspected and obtained as provided for in the section of the Offer to Purchase captioned "The Offer - Section 7, Certain Information Concerning the Company" which is incorporated herein by reference.

      (b) Pro Forma Information.

      The information set forth in the Offer to Purchase in the section captioned "The Offer - Section 7, Certain Information Concerning the Company" is incorporated herein by reference.

Item 14. Person/Assets Retained, Employed, Compensated or Used.

      (a) Solicitations or Recommendations.

      The information set forth in the Offer to Purchase in the sections captioned "Questions and Answers About the Tender Offer," "Introduction" and "Special Factors - Section 1, Background of the Offer; Section 4, Recommendation of the Special Committee; Fairness of the Offer and the Merger; Opinion of Financial Advisor to the Special Committee; Section 15, Fees and Expenses" is incorporated herein by reference.

      (b) Employees and Corporate Assets.

      The information set forth in the Offer to Purchase in the sections captioned "Special Factors - Section 8, Conflicts of Interest" and "The Offer -
Section 15, Fees and Expenses" is incorporated herein by reference.

Item 15. Additional Information.

      (b) Other Material Information.

      The information contained in the Offer to Purchase is incorporated herein by reference.

Item 16. Exhibits.

Exhibit No.         Description.
-----------         ------------

   (a)(1)(i)        Offer to  Purchase,  incorporated  by  reference  to Exhibit
                    (a)(1)(i) to Amendment No. 1 to Schedule TO, filed by the Purchaser and the Purchaser Group on June 1, 2006.

   (a)(1)(ii)*      Letter of Transmittal.

   (a)(1)(iii)*     Notice of Guaranteed Delivery.

   (a)(1)(iv)*      Letter of Information from the Information Agent to Brokers,
                    Dealers,   Commercial  Banks,   Trust  Companies  and  Other
                    Nominees.

   (a)(1)(v)* Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

   (a)(1)(vi)* Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

   (a)(1)(vii)      Letter to Shareholders, incorporated by reference to Exhibit
                    (a)(1)(vii) to Amendment No. 1 to Schedule TO, filed with the SEC by Purchaser and the Purchaser Group on June 1, 2006.

   (a)(1)(viii)     Press  Release  issued by  Foodarama  relating to the Tender
                    Offer, incorporated by reference to Exhibit 99.2 to Schedule
                    TO, filed with the SEC by Purchaser and the Purchaser Group on December 2, 2005.

   (a)(1)(ix) Proposal Letter to Foodarama, dated December 1, 2005, incorporated by reference to Exhibit 99.1 to Schedule TO, filed with the SEC by Purchaser and the Purchaser Group on December 2, 2005.

   (a)(4) Proxy Statement/Prospectus, incorporated by reference to the Proxy Statement/Prospectus contained in Amendment No. 2 to Registration Statement on Form S-4, filed by FSM-Delaware, Inc. with the SEC on June 1, 2006.

   (b) Commitment letter issued by GMAC Commercial Finance LLC, , incorporated by reference to Exhibit (b) to Amendment No. 1 to Schedule 13E-3, filed by Foodarama, the Purchaser and certain members of the Purchaser Group with the SEC on May 8, 2006.

   (c)(1)           Fairness   Opinion   of   William   Blair  &  Company   LLC,
                    incorporated   by   reference   to  Annex  B  to  the  Proxy
                    Statement/Prospectus.

   (c)(2) Materials presented to the Special Committee by William Blair & Company in connection with the March 2, 2006 meeting of the Special Committee, incorporated by reference to Exhibit (c)(2) to Amendment No. 1 to Schedule 13E-3, filed by Foodarama, the Purchaser and certain members of the Purchaser Group with the SEC on May 8, 2006.

   (d)(1) Agreement and Plan of Share Exchange, dated March 2, 2006, by and between Foodarama and FSM-Delaware, Inc., incorporated by reference to Annex A to the Proxy
                    Statement/Prospectus contained in Amendment No. 2 to Registration Statement on Form S-4, filed by FSM-Delaware, Inc. with the SEC on June 1, 2006.

   (d)(2) Tender Offer and Support Agreement, dated as of March 2, 2006, between Foodarama and Purchaser, incorporated by reference to Exhibit 99.2 to the report on Form 8-K/A filed by Foodarama on March 27, 2006.

   (d)(3) Form of Agreement and Plan of Merger, by and between FSM-Delaware and Purchaser, incorporated by reference to Annex D to the Proxy Statement/Prospectus contained in Amendment No. 2 to Registration Statement on Form S-4, filed by FSM-Delaware, Inc. with the SEC on June 1, 2006.

   (d)(4)           Custody  Agreement  and Limited  Power of  Attorney,  by and
                    among Purchaser and members of the Purchaser Group, incorporated by reference to Exhibit (d)(4) to Amendment No. 1 to Schedule 13E-3 filed by Foodarama, the Purchaser and certain members of the Purchaser Group with the SEC on May 8, 2006.

   (d)(5) Custody Agreement, by and among Purchaser and members of the Purchaser Group, incorporated by reference to Exhibit (d)(5) to Amendment No. 1 to Schedule 13E-3 filed by Foodarama, the Purchaser and certain members of the Purchaser Group with the SEC on May 8, 2006.

   (d)(6) Exchange Agreement, dated March 2, 2006, by and among Purchaser and members of the Purchaser Group, incorporated by reference to Exhibit (d)(6) to Amendment No. 1 to
                    Schedule 13E-3 filed by Foodarama, the Purchaser and certain members of the Purchaser Group with the SEC on May 8, 2006.

   (d)(7) Amendment No. 1 to Exchange Agreement, dated March 17, 2006, by and among Purchaser and members of the Purchaser Group, incorporated by reference to Exhibit (d)(7) to Amendment No. 1 to Schedule 13E-3 filed by Foodarama, the Purchaser and certain members of the Purchaser Group with the SEC on May 8, 2006.

   (f)              Section 262 of the  Delaware  Business  Corporation  Act Re:
                    Appraisal Rights of Stockholders, incorporated by reference to Schedule A to the Offer to Purchase.

   (g)              None.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 31, 2006                     Saker Holdings Corp.


                                    By:   /s/ Richard J. Saker
                                        ----------------------------------------
                                    Name:  Richard J. Saker
                                    Title: President and Chief Executive Officer

                                        /s/ Joseph J. Saker
                                        ----------------------------------------
                                        Joseph J. Saker

                                        /s/ Richard J. Saker
                                        ----------------------------------------
                                        Richard J. Saker

                                        /s/ Joseph J. Saker, Jr.
                                        ----------------------------------------
                                        Joseph J. Saker, Jr.

                                        /s/ Thomas A. Saker
                                        ----------------------------------------
                                        Thomas A. Saker

                                        Joseph Saker Family Partnership, L.P.
                                    By: The Saker Family Corporation


                                    By: /s/ Richard J. Saker
                                        ----------------------------------------
                                    Name:  Richard J. Saker
                                    Title: President

                                  EXHIBIT INDEX

Exhibit No.       Description.
----------        -----------

(a)(1)(i)         Offer  to  Purchase,  incorporated  by  reference  to  Exhibit
                  (a)(1)(i) to Amendment No. 1 to Schedule TO, filed by the Purchaser and the Purchaser Group on June 1, 2006.

(a)(1)(ii)*       Letter of Transmittal.

(a)(1)(iii)*      Notice of Guaranteed Delivery.

(a)(1)(iv)* Letter of Information from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)* Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)* Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(vii)       Letter to  Shareholders,  incorporated by reference to Exhibit
                  (a)(1)(vii) to Amendment No. 1 to Schedule TO, filed with the SEC by Purchaser and the Purchaser Group on June 1, 2006.

(a)(1)(viii)      Press  Release  issued by  Foodarama  relating  to the  Tender
                  Offer,  incorporated  by reference to Exhibit 99.2 to Schedule
                  TO, filed with the SEC by Purchaser and the Purchaser Group on December 2, 2005.

(a)(1)(ix) Proposal Letter to Foodarama, dated December 1, 2005, incorporated by reference to Exhibit 99.1 to Schedule TO, filed with the SEC by Purchaser and the Purchaser Group on December 2, 2005.

(a)(4) Proxy Statement/Prospectus, incorporated by reference to the Proxy Statement/Prospectus contained in Amendment No. 2 to Registration Statement on Form S-4, filed by FSM-Delaware, Inc. with the SEC on June 1, 2006.

(b) Commitment letter issued by GMAC Commercial Finance LLC, , incorporated by reference to Exhibit (b) to Amendment No. 1 to
                  Schedule 13E-3, filed by Foodarama, the Purchaser and certain members of the Purchaser Group with the SEC on May 8, 2006.

(c)(1) Fairness Opinion of William Blair & Company LLC, incorporated by reference to Annex B to the Proxy Statement/Prospectus.

(c)(2) Materials dated March 2, 2006 presented to the Special Committee by William Blair & Company in connection with the March 2, 2006 meeting of the Special Committee, incorporated by reference to Exhibit (c)(2) to Amendment No. 1 to Schedule 13E-3, filed by Foodarama, the Purchaser and certain members of the Purchaser Group with the SEC on May 8, 2006.

(d)(1) Agreement and Plan of Share Exchange, dated March 2, 2006, by and between Foodarama and FSM-Delaware, Inc., incorporated by reference to Annex A to the Proxy Statement/Prospectus contained in Amendment No. 2 to Registration Statement on Form S-4, filed by FSM-Delaware, Inc. with the SEC on June 1, 2006.

(d)(2) Tender Offer and Support Agreement, dated as of March 2, 2006, between Foodarama and Purchaser, incorporated by reference to
                  Exhibit 99.2 to the report on Form 8-K/A filed by Foodarama on March 27, 2006.

(d)(3) Form of Agreement and Plan of Merger, by and between FSM-Delaware and Purchaser, incorporated by reference to Annex D to the Proxy Statement/Prospectus contained in Amendment No. 2 to Registration Statement on Form S-4, filed by FSM-Delaware, Inc. with the SEC on June 1, 2006.

(d)(4) Custody Agreement and Limited Power of Attorney, by and among Purchaser and members of the Purchaser Group, incorporated by reference to Exhibit (d)(4) to Amendment No. 1 to Schedule 13E-3 filed by Foodarama, the Purchaser and certain members of the Purchaser Group with the SEC on May 8, 2006.

(d)(5) Custody Agreement, by and among Purchaser and members of the Purchaser Group, incorporated by reference to Exhibit (d)(5) to Amendment No. 1 to Schedule 13E-3 filed by Foodarama, the Purchaser and certain members of the Purchaser Group with the SEC on May 8, 2006.

(d)(6) Exchange Agreement, dated March 2, 2006, by and among Purchaser and members of the Purchaser Group, incorporated by reference to Exhibit (d)(6) to Amendment No. 1 to Schedule 13E-3 filed by Foodarama, the Purchaser and certain members of the Purchaser Group with the SEC on May 8, 2006.

(d)(7) Amendment No. 1 to Exchange Agreement, dated March 17, 2006, by and among Purchaser and members of the Purchaser Group, incorporated by reference to Exhibit (d)(7) to Amendment No. 1 to Schedule 13E-3 filed by Foodarama, the Purchaser and certain members of the Purchaser Group with the SEC on May 8, 2006.

(f)               Section  262 of the  Delaware  Business  Corporation  Act  Re:
                  Appraisal Rights of Stockholders, incorporated by reference to Schedule A to the Offer to Purchase.

(g)               None.